Exhibit 99.1

JOINT FILING AGREEMENT AMONG
MATTHEW SHAW, WEBSLINGER HOLDINGS INC. AND
BEECH HOLDINGS LTD

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (the "Act"), only one joint Statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

Matthew Shaw, Webslinger Holdings Inc. and Beech Holdings Ltd, do hereby agree, in accordance with Rule 3d-1(k) under the Act, to file a Statement on Schedule 13D relating to their ownership of the common stock of OpenWorld, Inc. and do hereby further agree that said statement shall be filed on behalf of each of them.

Effective: October 7, 2026

MATTHEW SHAW

By: /s/ Matthew Shaw
Name: Matthew Shaw

WEBSLINGER HOLDINGS INC.

By: /s/ Matthew Shaw
Name: Matthew Shaw
Title: Sole Director

BEECH HOLDINGS LTD

By: /s/ Matthew Shaw
Name: Matthew Shaw
Title: Authorized Signatory